
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    ---------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 5)

                       COCA-COLA BOTTLING CO. CONSOLIDATED
                       -----------------------------------
                                (Name of Issuer)

                          $1.00 Par Value Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                   191098 10 2
                                 --------------
                                 (CUSIP Number)

                             J. Frank Harrison, III
                     c/o Coca-Cola Bottling Co. Consolidated
                              4100 Coca-Cola Plaza
                         Charlotte, North Carolina 28211

                                 with a copy to:

                                 Henry W. Flint
                   Kennedy Covington Lobdell & Hickman, L.L.P.
                        Bank of America Corporate Center
                         100 N. Tryon Street, 42nd Floor
                      Charlotte, North Carolina 28202-4006
                                 (704) 331-7400
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 13, 2002
                      ------------------------------------
                      (Date of Event Which Requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ].

                         (Continued on following pages)

                              (Page 1 of 17 Pages)

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---------------------------------                                                                            -----------------------
     CUSIP No. 191098 10 2                                           13D                                         Page 2 of 17 Pages
---------------------------------                                                                            -----------------------


=================== ================================================================================================================
        1           NAME OF REPORTING PERSON                                                                  J. Frank Harrison, Jr.
                    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

------------------- ----------------------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                            (a) [X]
                                                                                                                            (b) [ ]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ----------------------------------------------------------------------------------------------------------------
        4           SOURCE OF FUNDS*
                                                                                                                                  OO
------------------- ----------------------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                    REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                                                      [ ]

------------------- ----------------------------------------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                                                                       UNITED STATES
------------------- ----------------------------------------------------------------------------------------------------------------
                             7     SOLE VOTING POWER
                                                                                                                           2,175,256
       NUMBER OF          -------- -------------------------------------------------------------------------------------------------
         SHARES              8     SHARED VOTING POWER
      BENEFICIALLY                                                                                                                 0
        OWNED BY          -------- -------------------------------------------------------------------------------------------------
          EACH               9     SOLE DISPOSITIVE POWER
       REPORTING                                                                                                           1,703,684
         PERSON           -------- -------------------------------------------------------------------------------------------------
          WITH              10     SHARED DISPOSITIVE POWER
                                                                                                                                   0
------------------- ----------------------------------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                                           2,175,256
------------------- ----------------------------------------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                                                                             [ ]
------------------- ----------------------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                                                               26.1%
------------------- ----------------------------------------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON*
                                                                                                                                  IN
=================== ================================================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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---------------------------------                                                                            -----------------------
     CUSIP No. 191098 10 2                                           13D                                        Page 3 of 17 Pages
---------------------------------                                                                            -----------------------


=================== ================================================================================================================
        1           NAME OF REPORTING PERSON                                                                  J. Frank Harrison, III
                    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

------------------- ----------------------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                            (a) [X]
                                                                                                                            (b) [ ]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ----------------------------------------------------------------------------------------------------------------
        4           SOURCE OF FUNDS*
                                                                                                                                  OO
------------------- ----------------------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                    REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                                                      [ ]
------------------- ----------------------------------------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                                                                       UNITED STATES
------------------- ----------------------------------------------------------------------------------------------------------------
                             7     SOLE VOTING POWER
                                                                                                                             188,272
        NUMBER OF         -------- -------------------------------------------------------------------------------------------------
         SHARES              8     SHARED VOTING POWER
      BENEFICIALLY                                                                                                         2,482,165
        OWNED BY          -------- -------------------------------------------------------------------------------------------------
          EACH               9     SOLE DISPOSITIVE POWER
       REPORTING                                                                                                             188,272
         PERSON           -------- -------------------------------------------------------------------------------------------------
          WITH              10     SHARED DISPOSITIVE POWER
                                                                                                                             235,786
------------------- ----------------------------------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                                           2,906,223
------------------- ----------------------------------------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                                                                             [ ]
------------------- ----------------------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                                                               39.7%
------------------- ----------------------------------------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON*
                                                                                                                                  IN
=================== ================================================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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
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---------------------------------                                                                            -----------------------
     CUSIP No. 191098 10 2                                           13D                                        Page 4 of 17 Pages
---------------------------------                                                                            -----------------------


=================== ================================================================================================================
        1           NAME OF REPORTING PERSON                                                                          Reid M. Henson
                    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

------------------- ----------------------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                            (a) [X]
                                                                                                                            (b) [ ]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ----------------------------------------------------------------------------------------------------------------
        4           SOURCE OF FUNDS*
                                                                                                                                  OO
------------------- ----------------------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                    REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                                                      [ ]

------------------- ----------------------------------------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                                                                       UNITED STATES
------------------- ----------------------------------------------------------------------------------------------------------------
                             7     SOLE VOTING POWER
                                                                                                                               2,000
        NUMBER OF         -------- -------------------------------------------------------------------------------------------------
         SHARES              8     SHARED VOTING POWER
      BENEFICIALLY                                                                                                                 0
        OWNED BY          -------- -------------------------------------------------------------------------------------------------
          EACH               9     SOLE DISPOSITIVE POWER
       REPORTING                                                                                                               2,000
         PERSON           -------- -------------------------------------------------------------------------------------------------
          WITH              10     SHARED DISPOSITIVE POWER
                                                                                                                             235,786
------------------- ----------------------------------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                                             237,786
------------------- ----------------------------------------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                                                                             [ ]
------------------- ----------------------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                                                                3.6%
------------------- ----------------------------------------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON*
                                                                                                                                  IN
=================== ================================================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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---------------------------------                                                                            -----------------------
     CUSIP No. 191098 10 2                                           13D                                       Page 5 of 17 Pages
---------------------------------                                                                            -----------------------


=================== ================================================================================================================
        1           NAME OF REPORTING PERSON                                                           J. Frank Harrison Family, LLC
                    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

------------------- ----------------------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                            (a) [X]
                                                                                                                            (b) [ ]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ----------------------------------------------------------------------------------------------------------------
        4           SOURCE OF FUNDS*
                                                                                                                                  OO
------------------- ----------------------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                    REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                                                      [ ]

------------------- ----------------------------------------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                                                                            DELAWARE
------------------------- -------- -------------------------------------------------------------------------------------------------
                             7     SOLE VOTING POWER
                                                                                                                           1,605,534
        NUMBER OF         -------- -------------------------------------------------------------------------------------------------
         SHARES              8     SHARED VOTING POWER
      BENEFICIALLY                                                                                                                 0
        OWNED BY          -------- -------------------------------------------------------------------------------------------------
          EACH               9     SOLE DISPOSITIVE POWER
       REPORTING                                                                                                           1,605,534
         PERSON           -------- -------------------------------------------------------------------------------------------------
          WITH              10     SHARED DISPOSITIVE POWER
                                                                                                                                   0
------------------- ----------------------------------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                                           1,605,534
------------------- ----------------------------------------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                                                                             [ ]
------------------- ----------------------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                                                               20.1%
------------------- ----------------------------------------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON*
                                                                                                                                  OO
=================== ================================================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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---------------------------------                                                                            -----------------------
     CUSIP No. 191098 10 2                                           13D                                        Page 6 of 17 Pages
---------------------------------                                                                            -----------------------


=================== ================================================================================================================
        1           NAME OF REPORTING PERSON                                                    JFH Family Limited Partnership - FH1
                    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

------------------- ----------------------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                            (a) [X]
                                                                                                                            (b) [ ]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ----------------------------------------------------------------------------------------------------------------
        4           SOURCE OF FUNDS*
                                                                                                                                  OO

------------------- ----------------------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                    REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                                                      [ ]
------------------- ----------------------------------------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                                                                            DELAWARE
------------------- ----------------------------------------------------------------------------------------------------------------
                             7     SOLE VOTING POWER
                                                                                                                             535,178
        NUMBER OF         -------- -------------------------------------------------------------------------------------------------
         SHARES              8     SHARED VOTING POWER
      BENEFICIALLY                                                                                                                 0
        OWNED BY          -------- -------------------------------------------------------------------------------------------------
          EACH               9     SOLE DISPOSITIVE POWER
       REPORTING                                                                                                             535,178
         PERSON           -------- -------------------------------------------------------------------------------------------------
          WITH              10     SHARED DISPOSITIVE POWER
                                                                                                                                   0
------------------- ----------------------------------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                                             535,178
------------------- ----------------------------------------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                                                                             [ ]
------------------- ----------------------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                                                                7.7%
------------------- ----------------------------------------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON*
                                                                                                                                  PN
=================== ================================================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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---------------------------------                                                                            -----------------------
     CUSIP No. 191098 10 2                                           13D                                        Page 7 of 17 Pages
---------------------------------                                                                            -----------------------


=================== ================================================================================================================
        1           NAME OF REPORTING PERSON                                                    JFH Family Limited Partnership - SW1
                    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

------------------- ----------------------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                            (a) [X]
                                                                                                                            (b) [ ]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ----------------------------------------------------------------------------------------------------------------
        4           SOURCE OF FUNDS*
                                                                                                                                  OO

------------------- ----------------------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                    REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                                                      [ ]
------------------- ----------------------------------------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                                                                            DELAWARE
------------------- ----------------------------------------------------------------------------------------------------------------
                             7     SOLE VOTING POWER
                                                                                                                             535,178
        NUMBER OF         -------- -------------------------------------------------------------------------------------------------
         SHARES              8     SHARED VOTING POWER
      BENEFICIALLY                                                                                                                 0
        OWNED BY          -------- -------------------------------------------------------------------------------------------------
          EACH               9     SOLE DISPOSITIVE POWER
       REPORTING                                                                                                             535,178
         PERSON           -------- -------------------------------------------------------------------------------------------------
          WITH              10     SHARED DISPOSITIVE POWER
                                                                                                                                   0
------------------- ----------------------------------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                                             535,178
------------------- ----------------------------------------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                                                                             [ ]
------------------- ----------------------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                                                                7.7%
------------------- ----------------------------------------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON*
                                                                                                                                  PN
=================== ================================================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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---------------------------------                                                                            -----------------------
     CUSIP No. 191098 10 2                                           13D                                        Page 8 of 17 Pages
---------------------------------                                                                            -----------------------


=================== ================================================================================================================
        1           NAME OF REPORTING PERSON                                                    JFH Family Limited Partnership - DH1
                    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

------------------- ----------------------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                            (a) [X]
                                                                                                                            (b) [ ]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ----------------------------------------------------------------------------------------------------------------
        4           SOURCE OF FUNDS*
                                                                                                                                  OO
------------------- ----------------------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                    REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                                                      [ ]
------------------- ----------------------------------------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                                                                            DELAWARE
------------------- ----------------------------------------------------------------------------------------------------------------
                             7     SOLE VOTING POWER
                                                                                                                             535,178
       NUMBER OF          -------- -------------------------------------------------------------------------------------------------
         SHARES              8     SHARED VOTING POWER
      BENEFICIALLY                                                                                                                 0
        OWNED BY          -------- -------------------------------------------------------------------------------------------------
          EACH               9     SOLE DISPOSITIVE POWER
       REPORTING                                                                                                             535,178
         PERSON           -------- -------------------------------------------------------------------------------------------------
          WITH              10     SHARED DISPOSITIVE POWER
                                                                                                                                   0
------------------- ----------------------------------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                                             535,178
------------------- ----------------------------------------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                                                                             [ ]
------------------- ----------------------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                                                                7.7%
------------------- ----------------------------------------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON*
                                                                                                                                  PN
=================== ================================================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

EXPLANATORY NOTE: The Reporting Persons are filing this Amendment No. 5 to
Schedule 13D to: (a) report the acquisition by J. Frank Harrison, III of a total of 18 shares of Common Stock of Coca-Cola Bottling Co. Consolidated ("Consolidated") and 20,000 shares of Class B Common Stock of Consolidated (which Class B Common Stock is convertible on a share-for-share basis into Common Stock) and, (b) as more particularly described in Item 6 below, report the adoption by J. Frank Harrison, Jr. and J. Frank Harrison, III of Rule 10b5-1 Plans pursuant to which they may sell up to 250,000 shares of Common Stock in the aggregate and sales of a total of 4,635 shares of Common Stock pursuant to such plans through the date hereof and (c) update certain other information contained in the Schedule 13D.

Item 1.  Security and Issuer.

         This Schedule 13D relates to the Common Stock, $1.00 par value, of Coca-Cola Bottling Co. Consolidated ("Consolidated"). Consolidated's principal executive offices are located at 4100 Coca-Cola Plaza, Charlotte, North Carolina 28211.

Item 2.  Identity and Background.

     This Statement is being filed on behalf of: J. Frank Harrison, Jr.; J. Frank Harrison, III; Reid M. Henson; J. Frank Harrison Family, LLC; JFH Family Limited Partnership - FH1; JFH Family Limited Partnership - SW1; and JFH Family Limited Partnership - DH1 (formerly know as JFH Family Limited Partnership-DC-1). J. Frank Harrison, Jr. is the father of J. Frank Harrison, III.

     J. Frank Harrison Family, LLC is the general partner of each of the three Harrison family limited partnerships, JFH Family Limited Partnership - FH1, JFH Family Limited Partnership - SW1, and JFH Family Limited Partnership - DH1 (collectively, the "Harrison Family Limited Partnerships"). J. Frank Harrison, Jr. is designated as the "Chief Manager" and the "Consolidated Stock Manager" under the Operating Agreement for J. Frank Harrison Family, LLC.

A.       J. Frank Harrison, Jr.

         (a)      J. Frank Harrison, Jr.

         (b) Mr. Harrison, Jr.'s principal business address is Suite 901 - Tallan Building, 2 Union Square, Chattanooga, Tennessee 37402.

         (c) Mr. Harrison, Jr.'s present principal occupation is Chairman - Emeritus of the Board of Directors of Consolidated, 4100 Coca-Cola Plaza, Charlotte, North Carolina 28211.

         (d) During the last five years, Mr. Harrison, Jr. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Harrison, Jr. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Mr. Harrison, Jr. is a citizen of the United States.

B.       J. Frank Harrison, III

         (a)      J. Frank Harrison, III

         (b) Mr. Harrison, III's principal business address is 4100 Coca-Cola Plaza, Charlotte, North Carolina 28211.

         (c) Mr. Harrison, III's present principal occupation is Chairman of the Board of Directors and Chief

                  Executive Officer of Consolidated, 4100 Coca-Cola Plaza, Charlotte, North Carolina 28211.

         (d) During the last five years, Mr. Harrison, III has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Harrison, III has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Mr. Harrison, III is a citizen of the United States.

C.       Reid M. Henson

         (a)      Reid M. Henson

         (b) Mr. Henson's principal business address is Suite 901 - Tallan Building, 2 Union Square, Chattanooga, Tennessee 37402.

         (c)      Mr. Henson is retired.

         (d) During the last five years, Mr. Henson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Henson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Mr. Henson is a citizen of the United States.

D.       J. Frank Harrison Family, LLC

         J. Frank Harrison, LLC ("Harrison Family LLC") is a Delaware limited liability company that serves as the general partner of each of the Harrison Family Limited Partnerships. The sole members of Harrison Family LLC are J. Frank Harrison, Jr. (in his individual capacity) and J. Frank Harrison, III and Reid M. Henson (in their capacity as co-trustees under the Irrevocable Trust Agreement of J. Frank Harrison dated October 14, 1988 (the "JFH Trust")). The address of Harrison Family LLC's principal office is Suite 901 - Tallan Building, 2 Union Square, Chattanooga, Tennessee 37402. During the last five years, Harrison Family LLC has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Harrison Family LLC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

E.       JFH Family Limited Partnership-FH1

         JFH Family Limited Partnership - FH1 ("FH1 Partnership") is a Delaware limited partnership formed to enhance and preserve the assets of J. Frank Harrison, Jr. and his issue. The general partner of FH1 Partnership is Harrison Family LLC, and the limited partners are J. Frank Harrison, Jr. (in his individual capacity) and J. Frank Harrison, III and Reid M. Henson (in their capacity as co-trustees under the JFH Trust). The address of FH1 Partnership's principal office is Suite 901 - Tallan Building, 2 Union Square, Chattanooga, Tennessee 37402. During the last five years, FH1 Partnership has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, FH1 Partnership has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F.       JFH Family Limited Partnership-SW1

         JFH Family Limited Partnership - SW1 ("SW1 Partnership") is a Delaware limited partnership formed to enhance and preserve the assets of J. Frank Harrison, Jr. and his issue. The general partner of SW1 Partnership is Harrison Family LLC, and the limited partners are J. Frank Harrison, Jr. (in his individual capacity) and J. Frank Harrison, III and Reid M. Henson (in their capacity as co-trustees under the JFH Trust). The address of SW1 Partnership's principal office is Suite 901 - Tallan Building, 2 Union Square, Chattanooga, Tennessee 37402. During the last five years, SW1 Partnership has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, SW1 Partnership has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

G.       JFH Family Limited Partnership-DH1

         JFH Family Limited Partnership - DH1 ("DH1 Partnership") is a Delaware limited partnership formed to enhance and preserve the assets of J. Frank Harrison, Jr. and his issue. The general partner of DH1 Partnership is Harrison Family LLC, and the limited partners are J. Frank Harrison, Jr. (in his individual capacity) and J. Frank Harrison, III and Reid M. Henson (in their capacity as co-trustees under the JFH Trust). The address of DH1 Partnership's principal office is Suite 901 - Tallan Building, 2 Union Square, Chattanooga, Tennessee 37402. During the last five years, DH1 Partnership has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, DH1 Partnership has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         J. Frank Harrison, III, J. Frank Harrison, Jr. and Reid M. Henson may be deemed to have acquired beneficial ownership of shares of Common Stock as a result of the Voting Agreement among J. Frank Harrison, III, J. Frank Harrison, Jr., Reid M. Henson (in his capacity as co-trustee of certain trusts) and The Coca-Cola Company, dated as of January 27, 1989 (the "Voting Agreement"). This Voting Agreement relates to, among other things, 1,984,495 shares of Common Stock and 497,670 shares of Class B Common Stock owned by The Coca-Cola Company as described more particularly in Item 6 below.

         Pursuant to a restricted stock award to J. Frank Harrison, III approved by Consolidated's stockholders in 1999, Consolidated has issued a total of 40,000 shares of Class B Common Stock to Mr. Harrison, III as a result of Consolidated's achieving certain performance goals for its fiscal years ended December 31, 2000 and December 30, 2001. Mr. Harrison, III may earn up to an additional 140,000 shares of Class B Common Stock based upon Consolidated's performance for fiscal years 2002 through 2008.

         On May 13, 2002, each of J. Frank Harrison, Jr. and J. Frank Harrison, III entered into Rule 10b5-1 Plans with Salomon Smith Barney Inc. (The "Rule 10b5-1 Plans") pursuant to which Mr. Harrison, Jr. may sell up to 100,000 shares of Common Stock and Mr. Harrison, III may sell up to 150,000 shares of Common Stock. The 100,000 shares of Common Stock to be sold by Mr. Harrison, Jr. pursuant to his Rule 10b5-1 Plan are issuable to him pursuant to a Stock Option Agreement dated as of March 8, 1989. The 150,000 shares of Common Stock to be sold by Mr. Harrison, III pursuant to his Rule 10b5-1 Plan are issuable to him pursuant to a Stock Option Agreement dated as of August 9, 1989. Mr. Harrison, Jr. and Mr. Harrison, III have acquired and intend to acquire the shares of Common Stock issuable under their respective Stock Option Agreements with their own funds.

Item 4.  Purpose of Transaction.

         The Reporting Persons have acquired their shares for investment purposes and in connection with compensation arrangements. The Reporting Persons are also deemed to beneficially own 1,984,495 shares of Common Stock and 497,670 shares of Class B Common Stock owned by The Coca-Cola Company pursuant to the

Voting Agreement described in Item 6 below.

         The Reporting Persons may acquire or dispose of shares of Common Stock in the future depending upon market conditions, personal objectives and other facts and conditions.

         Other than the exercise of options by Mr. Harrison, Jr. and Mr. Harrison, III under their respective Stock Option Agreements, the sale of shares of Common Stock pursuant to the Rule 10b5-1 Plans and as otherwise described herein, the Reporting Persons do not presently have any plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of Consolidated, or the disposition of securities of Consolidated;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Consolidated or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of Consolidated or any of its subsidiaries;

         (d) Any change in the present board of directors or management of Consolidated, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of Consolidated;

         (f) Any other material change in Consolidated's business or corporate structure;

         (g) Changes in Consolidated's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Consolidated by any person;

         (h) Causing a class of securities of Consolidated to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of Consolidated becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)      Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         (a)&(b) Amount and Nature of Beneficial Ownership Reported:

         The Reporting Persons, as a group, collectively have beneficial ownership of an aggregate of 4,847,693 shares (or 53.7%) of Consolidated's Common Stock, assuming all Class B Common Stock (which is convertible into Common Stock on a share for share basis) beneficially owned by the Reporting Persons was converted to Common Stock and all options held by the Reporting Persons were exercised. The Common Stock has one vote per share on all matters submitted for a vote of Consolidated's stockholders and the Class B Common Stock has 20 votes per share on such matters. Accordingly, the beneficial ownership reported herein for the Reporting Persons represents in the aggregate approximately 92.3% of the total voting power of the outstanding shares of Consolidated's Common Stock and Class B Common Stock (assuming that shares of Class B Common Stock have not been converted into shares of Common Stock). The shares of Common Stock beneficially held by the Reporting Persons are held as follows:

                  (i) 1,605,534 shares of Class B Common Stock are held directly by the Harrison Family Limited Partnerships (with 535,178 shares held by each of the Harrison Family Limited Partnerships), as to which J. Frank Harrison, Jr. possesses sole voting power and sole investment power pursuant to the terms of the operating agreement of Harrison Family LLC (which is the general partner of each such partnership);

                  (ii) 235,786 shares of Common Stock are held by a trust for the benefit of certain relatives of J. Frank Harrison, Jr., as to which Mr. Harrison, Jr. possesses sole voting power;

                  (iii) 1,984,495 shares of Common Stock and 497,670 shares of Class B Common Stock are held directly by The Coca-Cola Company, subject to the terms of the Voting Agreement and Irrevocable Proxy granted to J. Frank Harrison, III during his lifetime and thereafter to J. Frank Harrison, Jr. by The Coca-Cola Company, as to which shares The Coca-Cola Company holds sole investment power;

                  (iv) 235,786 shares of Class B Common Stock are held by a trust for the benefit of J. Frank Harrison, Jr. and certain of his relatives, as to which Mr. Harrison, Jr. possesses sole voting power and as to which J. Frank Harrison, III and Reid M. Henson share investment power as Co-Trustees;

                  (v) 797 shares of Common Stock and 260 shares of Class B Common Stock are held by J. Frank Harrison, III as custodian;

                  (vi) 40,000 shares of Class B Common Stock are owned directly by J. Frank Harrison, III, as to which he possesses sole voting and investment power;

                  (vii) 2,000 shares of Common Stock are owned directly by Reid
M. Henson, as to which he possesses sole voting and investment power;

                  (viii) 98,150 shares of Common Stock are subject to presently exercisable stock options held by J. Frank Harrison, Jr. as to which Mr. Harrison, Jr. would possess sole voting and investment power, which shares may be sold by Mr. Harrison, Jr. pursuant to his Rule 10b5-1 Plan; and

                  (ix) 147,215 shares of Common Stock are subject to presently exercisable stock options held by J. Frank Harrison, III as to which Mr. Harrison, III would possess sole voting and investment power, which shares may be sold by Mr. Harrison, III pursuant to his Rule 10b5-1 Plan.

         (c)      Recent Transactions.

         During the past 60 days, none of the Reporting Persons has had any transaction in the Common Stock except (a) for any transaction that may be deemed to exist solely by virtue of Mr. Harrison, Jr. and Mr. Harrison, III entering into Rule 10b5-1 Plans with Salomon Smith Barney Inc. on May 13, 2002,
(b) the exercise of options and subsequent sale by Salomon Smith Barney Inc. on behalf of Mr. Harrison, Jr. of 1,850 shares of Common Stock pursuant to his Rule 10b5-1 Plan, (c) the exercise of options and subsequent sale by Salomon Smith Barney Inc. on behalf of Mr. Harrison, III of 2,785 shares of Common Stock pursuant to his Rule 10b5-1 Plan and (d) the acquisition by Mr. Harrison, III of 18 shares in connection with shares that he holds as custodian for his children through Consolidated's Dividend Reinvestment Plan. The shares sold pursuant to the Rule 10b5-1 Plans were sold on the dates and for the prices set forth in the following chart:

                               Shares Sold Pursuant          Shares Sold Pursuant
                               to Mr. Harrison, Jr.'s        to Mr. Harrison, III's
       Date of Sale             Rule 10b5-1 Plan              Rule 10b5-1 Plan               Price Per Share
       ------------             ----------------              ----------------               ---------------

------------------------------- ---------------------------- ---------------------------- ----------------------------
         May 17, 2002                       400                          600                       $47.0300
------------------------------- ---------------------------- ---------------------------- ----------------------------
------------------------------- ---------------------------- ---------------------------- ----------------------------
         May 20, 2002                       800                         1200                       $46.9755
------------------------------- ---------------------------- ---------------------------- ----------------------------
------------------------------- ---------------------------- ---------------------------- ----------------------------
         May 21, 2002                       650                          985                       $46.8246
------------------------------- ---------------------------- ---------------------------- ----------------------------

                  (d) Ownership of More than Five Percent on Behalf of Another
Person:

         Certain relatives of J. Frank Harrison, Jr. have the right to receive or the power to direct the receipt of dividends or the proceeds of sale of the 235,786 shares of Common Stock referenced in subsection (a)&(b)(ii) above. The Coca-Cola Company has the right to receive or the power to direct the receipt of dividends or the proceeds of sale of the 1,984,495 shares of Common Stock and 497,670 shares of Class B Common Stock referenced in subsection (a)&(b)(iii) above.

         (e)      Ownership of Five Percent or Less of Class:

         N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         The Coca-Cola Company, Mr. Harrison, Jr., Mr. Harrison, III and Mr. Henson, in his capacity as co-trustee of certain trusts, are a party to the Voting Agreement. Pursuant to the Voting Agreement, Messrs. Harrison, Jr., Harrison, III and Henson (as co-trustee) agreed to vote their shares of Common Stock and Class B Common Stock for a nominee of The Coca-Cola Company for election as a director to the Company's Board of Directors, and The Coca-Cola Company granted an irrevocable proxy (the "Irrevocable Proxy") with respect to all shares of Class B Common Stock and Common Stock owned by The Coca-Cola Company to Mr. Harrison, III for life and thereafter to Mr. Harrison, Jr. The Coca-Cola Company currently owns 1,984,495 shares of Common Stock and 497,670 shares of Class B Common Stock. The Irrevocable Proxy covers all matters on which holders of Class B Common Stock or Common Stock are entitled to vote, other than certain mergers, consolidations, asset sales and other fundamental corporate transactions.

      Pursuant to the terms of the Voting Agreement, Mr. Harrison, III (or, in the event of his death, Mr. Harrison, Jr.) was granted the option (assignable to the Company or to Mr. Harrison, Jr.) to purchase the shares of Class B Common Stock held by The Coca-Cola Company for $38.50 per share plus an amount sufficient to give The Coca-Cola Company a 25% compounded annual rate of return from May 7, 1987 after taking into account dividends and other distributions previously received thereon. This option may be exercised if the disproportionate voting rights of the Class B Common Stock are terminated for certain reasons.

      The Voting Agreement and Irrevocable Proxy terminate upon the written agreement of the parties or at such time as The Coca-Cola Company no longer beneficially owns any shares of the Company's common stock. The Irrevocable Proxy also terminates at such time as either (a) Mr. Harrison, Jr. or Mr. Harrison, III do not beneficially own the 712,796 shares of Class B Common Stock that are currently part of the holdings of the Harrison Family Limited Partnerships or (b) certain trusts holding shares of Class B Common Stock subject to the Voting Agreement do not beneficially own at least 50% of the Class B Common Stock held by them at the date of the Voting Agreement.

         As general partner of each of the Harrison Family Limited Partnerships, Harrison Family LLC holds voting power and investment power with respect to all of the shares of Consolidated stock held by each of the Harrison Family Limited Partnerships. Under the terms of the Operating Agreement for Harrison Family LLC, J. Frank Harrison, Jr., as Consolidated Stock Manager, has sole voting power and investment power over all of the shares of Consolidated stock with respect to which the limited liability company exercises voting power or investment power (either directly or in its capacity as general partner of the three Harrison family limited partnerships).

         On May 13, 2002, J. Frank Harrison, Jr. and J. Frank Harrison, III entered into their respective Rule 10b5-1 Plans with Salomon Smith Barney Inc. pursuant to which Mr. Harrison, Jr. may sell up to 100,000 shares of Common Stock from time to time through March 7, 2004 and Mr. Harrison, III may sell up to 150,000 shares of Common Stock from time to time through August 8, 2004. The 100,000 shares of Common Stock to be sold by Mr. Harrison, Jr. pursuant to his Rule 10b5-1 Plan are issuable to him pursuant to a Stock Option Agreement dated as of March 8, 1989. The 150,000 shares of Common Stock to be sold by Mr. Harrison, III pursuant to his Rule 10b5-1 Plan are issuable to him pursuant to a Stock Option Agreement dated as of August 9, 1989. As of the close of business on May 21, 2002, Salomon Smith Barney Inc. had sold 1,850 shares of Common Stock on behalf of Mr. Harrison, Jr. pursuant to his Rule 10b5-1 Plan and 2,785 shares of Common Stock on behalf of Mr. Harrison, III pursuant to his Rule 10b5-1 Plan.

Item 7.  Material to be Filed as Exhibits.

                                                                                            Incorporated By
Exhibit                       Name                                                             Reference To
-------                      -----                                                          ----------------

Exhibit 1                     Power of Attorney dated December 1, 1998, executed by J. Frank   Exhibit 24.1 to
                              Harrison Family, LLC                                             Amendment Number 3 to
                                                                                               this Schedule 13D

Exhibit 2                     Power of Attorney dated December 1, 1998, executed by JFH        Exhibit 24.2 to
                              Family Limited Partnership - FH1                                 Amendment Number 3 to
                                                                                               this Schedule 13D

Exhibit 3                     Power of Attorney dated December 1, 1998, executed by JFH        Exhibit 24.3 to
                              Family Limited Partnership - SW1                                 Amendment Number 3 to
                                                                                               this Schedule 13D

Exhibit 4                     Power of Attorney dated December 1, 1998, executed by JFH        Exhibit 24.4 to
                              Family Limited Partnership - DC1                                 Amendment Number 3 to
                                                                                               this Schedule 13D

Exhibit 5                     Power of Attorney dated February 6, 1989 executed by Reid M.     Exhibit 4.1 to
                              Henson appointing J. Frank Harrison, Jr.                         Amendment Number 1 to
                                                                                               this Schedule 13D

Exhibit 6                     Power of Attorney dated February 6, 1989 executed by Reid M.     Exhibit 4.2 to
                              Henson appointing J. Frank Harrison, III                         Amendment Number 1 to
                                                                                               this Schedule 13D

Exhibit 7                     Power of Attorney dated February 6, 1989 executed by J. Frank    Exhibit 4.3 to
                              Harrison, III appointing Reid M. Henson                          Amendment Number 1 to
                                                                                               this Schedule 13D

Exhibit 8                     Power of Attorney dated February 6, 1989 executed by J. Frank    Exhibit 4.4 to
                              Harrison, III appointing J. Frank Harrison, Jr.                  Amendment Number 1 to
                                                                                               this Schedule 13D

Exhibit 9                     Power of Attorney dated February 6, 1989 executed by J. Frank    Exhibit 4.5 to
                              Harrison, Jr. appointing Reid M. Henson                          Amendment Number 1 to
                                                                                               this Schedule 13D

Exhibit 10                    Power of Attorney dated February 6, 1989 executed by J. Frank    Exhibit 4.6 to
                              Harrison, Jr. appointing J. Frank Harrison, III                  Amendment Number 1 to
                                                                                               this Schedule 13D

Exhibit 11                    Voting Agreement and Irrevocable Proxy dated January 27, 1989    Exhibit 99.2 to
                              among The Coca-Cola Company, J. Frank Harrison, Jr., J. Frank    Amendment Number 3 to
                              Harrison, III and Reid M. Henson (in his capacity as             this Schedule 13D
                              Co-Trustee of certain trusts.)

Exhibit 12                    Agreement dated November 23, 1998 among The Coca-Cola Company,   Exhibit 99.4 to
                              J. Frank Harrison, Jr., J. Frank Harrison, III and Reid M.       Amendment Number 3 to
                              Henson (in his capacity as Co-Trustee of certain trusts).        this Schedule 13D



Exhibit 13                    Restricted Stock Award Agreement                                 Exhibit 99.4 to
                                                                                               Amendment Number 4 to
                                                                                               this Schedule 13D

Exhibit 14                    Joint Filing Agreement                                           Filed Herewith


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 22, 2002


                         /s/ Reid M. Henson
                         -------------------------------------------------------
                         Reid M. Henson

                         /s/ J. Frank Harrison, Jr.
                         -------------------------------------------------------
                         J. Frank Harrison, Jr.


                         /s/ J. Frank Harrison, III
                         -------------------------------------------------------
                         J. Frank Harrison III


                          J. Frank Harrison Family, LLC

                         By:  /s/ J. Frank Harrison, Jr.
                              --------------------------------------------------
                         Name: J. Frank Harrison, Jr.
                         Title: Chief Manager

                         JFH Family Limited Partnership - FH1
                         By: J. Frank Harrison Family, LLC, its General Partner

                         By:  /s/ J. Frank Harrison, Jr.
                              --------------------------------------------------
                         Name: J. Frank Harrison, Jr.
                         Title: Chief Manager

                         JFH Family Limited Partnership - SW1
                         By: J. Frank Harrison Family, LLC, its General Partner

                         By:  /s/ J. Frank Harrison, Jr.
                              --------------------------------------------------
                         Name: J. Frank Harrison, Jr.
                         Title: Chief Manager

                         JFH Family Limited Partnership - DH1
                         By: J. Frank Harrison Family, LLC, its General Partner

                         By:  /s/ J. Frank Harrison, Jr.
                              --------------------------------------------------
                         Name: J. Frank Harrison, Jr.
                         Title: Chief Manager